Filed by LAN S.A. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company:

TAM S.A.

(Commission File No. 333-177984)

Santiago, May 7, 2012

To:

Fernando Coloma Correa

Superintendent

Office of the Superintendent of Securities and Insurance (Superintendencia de Valores y Seguros)

Av. Libertador Bernardo O´Higgins 1449

Delivered

Ref.: Communication of ESSENTIAL FACT.

Dear Superintendent:

As established in Article 9 and in Article 10, part 2, of the Securities Market Law (Ley de Mercado de Valores), and in General Regulation 30, (la Norma de Carácter General N° 30), duly empowered, I hereby report the following ESSENTIAL FACT regarding LAN Airlines S.A. (“LAN”), Securities Registry Nº 306:

1. On January 18, 2011, LAN, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A. (“TAM”), TAM Empreendimentos e Participações S.A., and Messrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, and João Francisco Amaro signed contracts written in the English language, referred to as (a) Implementation Agreement, and (b) Exchange Offer Agreement (the “Executed Contracts”, including subsequent amendments thereto) containing the definitive terms and conditions for the proposed combination of LAN and TAM.

2. On December 21, 2011, shareholders’ meetings were held authorizing the merger of LAN with the companies Sister Holdco S.A. (“Sister Holdco”) and Holdco II S.A. (“Holdco II”), two companies incorporated specifically for the purposes of the proposed combination of LAN and TAM. If Holdco II successfully completes the first-step exchange offer for TAM shares (including those represented by TAM ADSs) contemplated by the Executed Contracts, each of Sister Holdco and Holdco II will merge with and into LAN (the “Mergers”) and LAN will be the surviving company of each Merger. Prior to the Mergers, Sister Holdco will hold TAM shares contributed by the controlling shareholders of TAM and Holdco II will hold TAM shares and TAM ADSs acquired in the exchange offer.

3. In accordance with the steps set forth in the Executed Contracts:

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LAN and Itaú Corretora de Valores S.A. (“Itaú Corretora”), in its capacity as a depositary organization, made a request to the exchange authorities and stock exchange in the Federative Republic of Brazil, to wit, the Comissão de Valores Mobiliários (the “CVM”) and BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”), for the registration of a Programa de Certificados de Depósito de Ações Ordinárias de Emissão by LAN, also known as a Brazilian Depositary Receipts (“BDRs”) program.

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Furthermore, on February 27, 2012, LAN and Itaú Corretora signed a contract written in the Portuguese language referred to as Contrato de Prestação de Serviços de Emissão e Escrituração de BDRs, which, subject to receipt of the registration mentioned in the preceding paragraph, regulates the issuance of the BDRs and designates Banco Itaú Chile as the share custodian.

•

On May 7, 2012, the CVM granted authorization for the corresponding registration of the LAN BDR program, which was assigned the ticker symbol “LATM11”. Trading of the BDRs would commence on the business day following the completion of the Exchange Offer in Brazil (as defined in the following paragraphs).

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Furthermore, Holdco II, LAN, and Banco Itaú BBA S.A., the latter acting through Itaú Corretora, made a request to CVM and BM&FBOVESPA for the registration of the offer for the exchange of TAM shares in Brazil initially for Holdco II shares and ultimately for LAN shares (as LAN will be the legal successor of Holdco II after the Mergers) in the form of BDRs, and cancellation of the registration of TAM as a company listed on the BM&FBOVESPA (the “Exchange Offer in Brazil”).

o	The terms and conditions of the Exchange Offer in Brazil will be reflected in the Edital de Oferta Pública de Permuta de Ações para Cancelamento de Registro de Companhia Aberta e Consequente Saída do Nível 2 de Governança Corporativa da BM&FBOVESPA regarding TAM (the “Edital”).

o	The Edital can be found in the websites www.lan.com, www.tam.com.br, www.latamairlines.com and www.cvm.gov.br.

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On May 7, 2012, the CVM and BM&FBOVESPA granted authorization for the corresponding registration of the Exchange Offer in Brazil which, according to applicable regulations in Brazil, must commence within the following 10 days.

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This represents another important milestone in the implementation of proposed combination process between LAN and TAM, which is expected to be completed within the first half of 2012.

Sincerely,

Alejandro de la Fuente

Chief Executive Officer

LAN Airlines S.A.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.